Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

(775) 234-5221

Email: joe@laxaguelaw.com

VIA EDGAR

August 8, 2018

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Mail Stop 3561

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Rocky Mountain High Brands, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed July 10, 2018 File No. 333-226091

Dear Mr. Reynolds:

We write on behalf of Rocky Mountain High Brands, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated August 3, 2018, commenting on Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed July 10, 2018 (the “Registration Statement”).

Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Our Transactions with GHS, page 6

1.                  We note the Secured Promissory Notes that were recently issued to GHS Investments, the investor in the equity line financing, in exchange for existing notes held by GHS. The promissory notes and the equity line appear to be part of a single transaction. As the notes have an adjustment feature of $.005/share, it therefore appears GHS has further investment decisions to be made with respect to a significant number of common shares, which could be sold to pay for the shares in the equity line. Please advise us why you believe the investor is irrevocably committed to acquire all the shares of common stock under the combined note and equity line financing such that the private offering should be considered completed prior to the filing of the registration statement.

Response: As set forth in Section 1.1 of the Notes, the fixed conversion price of $0.008 per share automatically adjusts to $0.005 per share if the lowest reported trading price for the Company’s common stock is equal to or less than $0.009 for any two (2) consecutive trading days. This condition has already occurred and the conversion price of the Notes is now fixed at $0.005 per share, with no further adjustments being possible or permitted. Additional disclosure regarding this matter has been added to the Registration Statement at page 8.

2.                  We also note the previous equity line with GHS and related registration statement 333-221273. Please advise us whether the negotiation of the Secured Promissory Notes with GHS involved renegotiating the terms of the previous equity line.

Response: The terms of the previous equity line were not renegotiated. All of the number of shares initially registered for re-sale by GHS under the previous equity line have been purchased by GHS. The previous equity line was closed and the parties entered into the current equity line as documented by the Securities Purchase Agreement. Aside from a larger total amount and some other, minor adjustments, the terms of the current equity line are substantially similar to the previous one.

3.                  We note that the exchanged notes mature in October and November 2018. Given your liquidity position, please describe, if true, how you intend to repay the indebtedness to the investor without recourse to the funds received or to be received under the equity line agreement.

Response: The Company intends to repay the remaining amounts owing under Notes issued to GHS, including the Notes maturing in October and November of 2018, primarily from anticipated revenues from its private label manufacturing agreement with CBD Alimentos SA de CV. Revenues from this manufacturing agreement are currently expected in the late third quarter or early fourth quarter of 2018. In addition, the Company expects to receive new revenues from its new line of HEMPd-branded waters and related products, as well as from the FitWhey brand protein drink, a product recently acquired in late July of 2018.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

4.                  We note your prior disclosure that under your new private label contract with CBD Alimentos SA de CV, significant revenue increases were projected for the second quarter of 2018. Please advise us whether you consider this to be a known trend or uncertainty that you reasonably expect will have a material impact on the company’s liquidity, capital resources, or results of operations. See Item 303(a) of Regulation S-K.

Response: In response to this Comment, the Registration Statement has been amended at page 25 to include a discussion of the Company’s expectations of revenue growth from the CBD Alimentos contract, as well as its new HEMPd and FitWhey products, under the heading “Known Trends and Uncertainties Expected to Have a Material Impact on Revenues.” In addition, a brief description of the FitWhey product has been added at page 31.

Please feel free to contact me should you require additional information at (775) 234-5221 or joe@laxaguelaw.com.

LAXAGUE LAW, INC.

By: /s/ Joe Laxague

Joe Laxague, Esq.

Enclosure (Acknowledgment by the Company)

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Rocky Mountain High Brands, Inc.

VIA EDGAR

August 8, 2018

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Mail Stop 3561

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Rocky Mountain High Brands, Inc. Amendment No.1 to Registration Statement on Form S-1 Filed July 10, 2018 File No. 333-226091

Dear Mr. Reynolds:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comment in its letter dated August 3, 2018, this correspondence shall serve as acknowledgment by the Company of the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ROCKY MOUNTAIN HIGH BRANDS, INC.

By: /s/ Michael Welch

Michael Welch

President and CEO

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